UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                           Klamath First Bancorp, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    49842P103
                                 (CUSIP Number)

                                 JAMES J. CRAMER
                                 100 Wall Street
                               New York, NY 10005
                            Tel. No.: (212) 742-4480
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                February 5, 1998
                     (Date of Event which Requires Filing of
                                 this Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].


                                                              PAGE 1 OF 13 PAGES

                                  SCHEDULE 13D


CUSIP NO. 49842P103                                           PAGE 2 OF 13 PAGES
          ---------


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          J.J. Cramer & Co.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [ ]
                                                                         (B) [X]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          N/A

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                            7         SOLE VOTING POWER
           NUMBER OF                  565,100

            SHARES

       BENEFICIALLY OWNED   8         SHARED VOTING POWER
                                      0
       BY EACH REPORTING

            PERSON          9         SOLE DISPOSITIVE POWER
                                      565,100

             WITH
                            10        SHARED DISPOSITIVE POWER
                                      0


11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          565,100


12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.4%

14        TYPE OF REPORTING PERSON

          CO

                                  SCHEDULE 13D


CUSIP NO. 49842P103                                           PAGE 3 OF 13 PAGES
          ---------


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          James J. Cramer

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [ ]
                                                                         (B) [X]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          N/A

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

                            7         SOLE VOTING POWER
           NUMBER OF                  0

            SHARES

       BENEFICIALLY OWNED   8         SHARED VOTING POWER
                                      565,100
       BY EACH REPORTING

            PERSON          9         SOLE DISPOSITIVE POWER
                                      0

             WITH
                            10        SHARED DISPOSITIVE POWER
                                      565,100


11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          565,100


12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.4%

14        TYPE OF REPORTING PERSON

          IN

                                  SCHEDULE 13D


CUSIP NO. 49842P103                                           PAGE 4 OF 13 PAGES
          ---------


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Karen L. Cramer

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [ ]
                                                                         (B) [X]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          N/A

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

                            7         SOLE VOTING POWER
           NUMBER OF                  0

            SHARES

       BENEFICIALLY OWNED   8         SHARED VOTING POWER
                                      565,100
       BY EACH REPORTING

            PERSON          9         SOLE DISPOSITIVE POWER
                                      0

             WITH
                            10        SHARED DISPOSITIVE POWER
                                      565,100


11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          565,100


12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.4%

14        TYPE OF REPORTING PERSON

          IN

                                  SCHEDULE 13D


CUSIP NO. 49842P103                                           PAGE 5 OF 13 PAGES
          ---------


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Cramer Partners, L.P.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [ ]
                                                                         (B) [X]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

                            7         SOLE VOTING POWER
           NUMBER OF                  565,100

            SHARES

       BENEFICIALLY OWNED   8         SHARED VOTING POWER
                                      0
       BY EACH REPORTING

            PERSON          9         SOLE DISPOSITIVE POWER
                                      565,100

             WITH
                            10        SHARED DISPOSITIVE POWER
                                      0


11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          565,100


12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.4%

14        TYPE OF REPORTING PERSON

          PN

                                  SCHEDULE 13D


CUSIP NO. 49842P103                                           PAGE 6 OF 13 PAGES
          ---------


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Cramer Capital Corporation

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [ ]
                                                                         (B) [X]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          N/A

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

                            7         SOLE VOTING POWER
           NUMBER OF                  565,100

            SHARES

       BENEFICIALLY OWNED   8         SHARED VOTING POWER
                                      0
       BY EACH REPORTING

            PERSON          9         SOLE DISPOSITIVE POWER
                                      565,100

             WITH
                            10        SHARED DISPOSITIVE POWER
                                      0


11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          565,100


12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.4%

14        TYPE OF REPORTING PERSON

          CO

ITEM 1.  SECURITY AND ISSUER.

                  This statement on Schedule 13D relates to the Common Stock (the "Common Stock"), par value $.01 per share of Klamath First Bancorp, Inc., an Oregon corporation (the "Company"), whose principal executive office is located at 540 Main Street, Klamath Falls, Oregon 97601. The 565,100 shares of Common Stock to which this statement relates are referred to herein as the "Shares."

ITEM 2.  IDENTITY AND BACKGROUND.

                  This statement on Schedule 13D is being filed by Cramer Partners, L.P., a Delaware limited partnership (the "Partnership"), J.J. Cramer & Co., a Delaware corporation and the investment adviser to and manager of the Partnership (the "Manager"), Cramer Capital Corporation, a Delaware corporation and the general partner of the Partnership, James J. Cramer and Karen L. Cramer (collectively, the "Reporting Persons"). A copy of the Joint Filing Agreement among the Reporting Persons is annexed hereto as Exhibit A.
                  The address of the principal business and principal office of the Manager, the Partnership and Cramer Capital Corporation is 100 Wall Street, New York, New York 10005. The business address of James Cramer and Karen Cramer is 100 Wall Street, New York, New York 10005. The present principal occupation or employment of James Cramer is President of J.J. Cramer & Co. and the present principal occupation or employment of Karen Cramer is Vice President of J.J. Cramer & Co.


                                                              PAGE 7 OF 13 PAGES

CUSIP NO. 49842P103
          ---------

                  During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. James Cramer and Karen Cramer are citizens of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  The Shares were purchased with the personal funds of the Partnership in the amount of $12,190,505.50.

ITEM 4.  PURPOSE OF TRANSACTION.

                  The Shares were acquired for investment purposes. The Reporting Persons may consider making additional purchases of equity securities of the Company in open-market or private transactions, the extent of which purchases would depend upon prevailing market and other conditions. Alternatively, the Reporting Persons may sell all or a portion of their Shares in open-market or private transactions, depending upon prevailing market conditions and other factors.



                                                              PAGE 8 OF 13 PAGES

CUSIP NO. 49842P103
          ---------

                  Except as indicated above, the Reporting Persons have no plans or proposals which relate to or would result in any of the events, actions or conditions specified in paragraphs (a) through (j) of Item 4 of this Form.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) This statement on Schedule 13D relates to the Shares beneficially owned by the Reporting Persons, which constitute approximately 5.4% of the issued and outstanding shares of the Company.

(b) The Partnership, Cramer Capital Corporation and the Manager have sole voting and dispositive power with respect to the Shares. James Cramer and Karen Cramer have shared voting and dispositive power with respect to the Shares.

(c) Within the past sixty days, the Reporting Persons purchased or otherwise acquired Shares on the dates, in the amounts and at the prices set forth on Exhibit B attached hereto and incorporated by reference herein. Except where as noted, all of such purchases were made on the open market.

(d)               Not applicable.

(e)               Not applicable.


                                                              PAGE 9 OF 13 PAGES

CUSIP NO. 49842P103
          ---------

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
         ISSUER.

                  As discussed in Item 2 above, the Manager acts as investment adviser to the Partnership. James Cramer is the president of the Manager and Karen Cramer is the vice president. Except as set forth above, there exist no contracts, arrangements, understandings or relationships legal or otherwise among the persons named in Item 2 and between such persons and any persons with respect to any securities of the Company, including, but not limited to transfer or voting of any securities, finders' fees, joint ventures, loan or option agreements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                  Exhibit A                 Joint Filing Agreement

                  Exhibit B                 Transactions in Common Stock Within
                                            Past 60 Days


                                                             PAGE 10 OF 13 PAGES

CUSIP NO. 49842P103
          ---------


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 11, 1998


                                            J.J. CRAMER & CO.

                                            By: /s/ James J. Cramer
                                                --------------------------------
                                                Name:  James J. Cramer
                                                Title: President


                                            /s/ James J. Cramer
                                            ------------------------------------
                                            James J. Cramer


                                            /s/ Karen L. Cramer
                                            ------------------------------------
                                            Karen L. Cramer



                                            CRAMER PARTNERS, L.P.

                                            By: CRAMER CAPITAL CORPORATION
                                                its general partner


                                            By: /s/ James J. Cramer
                                                --------------------------------
                                                Name:  James J. Cramer
                                                Title: President



                                            CRAMER CAPITAL CORPORATION

                                            By: /s/ James J. Cramer
                                                --------------------------------
                                                Name:  James J. Cramer
                                                Title: President



                                                             PAGE 11 OF 13 PAGES